Filed Pursuant to Rule 433

Registration No. 333-202428

May 5, 2016

Markel Corporation

Pricing Term Sheet

$100,000,000 5.0% Senior Notes due 2046

Issuer:	Markel Corporation
Anticipated Ratings/Outlook: (Moody’s / S&P / Fitch)*	Baa2 (stable) / BBB+ (stable) / BBB+ (stable)
Security Type:	SEC Registered Senior Notes
Trade Date:	May 5, 2016
Settlement Date:	May 10, 2016
Interest Payment Dates:	5th of April and October, commencing on October 5, 2016
Maturity Date:	April 5, 2046
Principal Amount:	$100,000,000. The notes offered hereby will be part of the same series of notes as the $400,000,000 aggregate principal amount of 5.0% Senior Notes due 2046 issued and sold by Markel Corporation on April 5, 2016. Upon settlement, the notes will be fungible with and treated as a single series with these existing notes, and the aggregate principal amount of the existing notes and notes offered hereby will be $500,000,000.
Benchmark Treasury:	3.00% UST due November 15, 2045
Benchmark Treasury Price / Yield:	107-23 3/4 / 2.622%
Spread to Benchmark Treasury:	+230 basis points
Yield to Maturity:	4.922%
Coupon:	5.0%
Public Offering Price:	101.210% of the principal amount, plus accrued interest from, and including, April 5, 2016 to, but excluding, May 10, 2016 (“Accrued Interest”).
Accrued Interest:	$486,111.11
Net Proceeds to Issuer before Expenses:	$100,821,111.11
Optional Redemption:	Make-whole call at any time at Treasury Rate plus 40 basis points. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated May 5, 2016, for more information.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
CUSIP / ISIN:	570535AQ7 / US570535AQ71
Sole Book-Running Manager	Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This term sheet provides information concerning a reopening of Markel Corporation’s 5.0% Senior Notes due 2046 and supplements the preliminary prospectus supplement, dated May 5, 2016, and the related prospectus, dated March 2, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.